Beau Yanoshik

Associate

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

October 19, 2018

Mr. Keith A. Gregory, Esquire

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR® Series Trust (the “Registrant”); SEC File Nos. 333-57793 and 811-08839; Post-Effective Amendment No. 208 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 208”)

Dear Mr. Gregory:

This letter responds to comments you provided in a telephonic conversation with me on Friday, October 12, 2018, with respect to Amendment No. 208. Amendment No. 208 was filed on August 7, 2018 and included disclosure with respect to the SPDR Kensho Clean Power ETF, SPDR Kensho Final Frontiers ETF and SPDR Kensho New Economies Composite ETF (each, a “Fund” and collectively, the “Funds”), each a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information filed as part of Amendment No. 208.

Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 208. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 208.

1.

Comment: The Staff notes that an index fund/index ETF may not use the index it seeks to track as the primary appropriate broad based securities market index (ABBSMI) required to be reflected in the average annual total returns table. The use of a fund’s benchmark index would undermine the principal expressed in the ABBSMI release. The index used in the table is supposed to provide a point of comparison with the performance of the fund. The practice of using the fund’s benchmark index as the ABBSMI would only provide to the investor an illustration of the amount of tracking error experienced by the fund. However, the fund’s benchmark index could be used as an additional index in the table. See Disclosures of Mutual Fund Performance and Managers, ICA Release No. 19832 (April 6, 1993) and Item 4(b)(2)(iii) of Form N-1A.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW Washington, DC 20004 United States	+1.202.739.3000 +1.202.739.3001

Response: The Registrant acknowledges the Staff’s comment and will address the comment when the Funds include performance information in the prospectus after completing a full calendar year of performance.

2.

Comment: With respect to Response #8 in the Registrant’s letter dated October 9, 2018 (the “Initial Response Letter”), with respect to the SPDR Kensho Clean Power ETF, if the Fund invests more than 25% of its assets in companies comprising the clean power industry or group of industries, such as wind, solar, utilities or related industrial companies, then please disclose in the principal strategies section that the Fund is concentrated in the clean power industry or group of industries and revise the fundamental investment policy as appropriate.

Response: The Registrant believes the disclosure added to “The Fund’s Principal Investment Strategy” section with respect to concentration in response to Comment #9 in the Initial Response Letter is appropriate (“In seeking to track the Index, the Fund’s assets will generally be concentrated in an industry or group of industries to the extent the Index concentrates in a particular industry or group of industries.”). The Registrant notes that the composition of the Index, including the industries in which the Index may concentrate, may fluctuate over time. The current fundamental policy is intended to address this by stating that the Fund will only concentrate as may be necessary to approximate the composition of the Fund’s underlying Index. If the Fund were to adopt a fundamental investment policy to concentrate in a particular industry or group of industries and that industry or group of industries differed from the Index, the Fund’s ability to track the Index would be impaired and the Fund would need to seek shareholder approval to change the fundamental policy.

The Registrant also notes that the Fund has adopted an 80% test pursuant to Rule 35d-1 to invest at least 80% of its net assets, plus borrowings for investment purposes, in securities of clean power companies. In addition, the Registrant notes “The Fund’s Principal Investment Strategy” section states the Fund generally invests substantially all of its total assets in the securities comprising the Index, and that the Index is comprised of companies included in the clean power sector. As a result, the Registrant believes the current Rule 35d-1 policy and strategy disclosure sufficiently inform readers that the Fund will invest primarily in clean power companies.

3.

Comment: With respect to Response #15 in the Initial Response Letter, for each Fund, please clarify in disclosure the primary method by which the Fund intends to track the performance of its index. For example, will the Fund use a sampling or replication method? The new disclosure referenced in your response may confuse investors, as it indicates that the Fund may use either method as determined by the Adviser.

Response: The Registrant believes the disclosure added in response to Comment #15 in the Initial Response Letter is appropriate. Over time, a Fund may use either method as the primary method to track the performance of its index, as determined by the Adviser to be in the best interest of the Fund in pursuing its investment objective.

4.

Comment: With respect to Response #18 in the Initial Response Letter, the Staff reiterates the comment that each principal risk factor should have corresponding principal strategy disclosure as indicated by prior Staff guidance. Per Comment 18, although the index methodology states a floor minimum market capitalization of $100 million, it does not state a ceiling market capitalization. In addition, a minimum market capitalization of $100 million could include micro-capitalization companies, and the lack of a ceiling could imply companies with capitalizations larger than mid-capitalization. The Staff reminds the Registrant that Item 4 requires disclosure of the Fund’s principal strategies including the type or types of securities in which the Fund invests. Therefore, we believe, that the disclosure of the portfolio companies market capitalization (i.e., small- and mid-capitalization companies) would be captured by those requirements. Accordingly, please revise the disclosure pursuant to the Staff’s prior comment. Please also disclose investment in industrial, technology and utility companies, per the discussion in this comment.

Response: The Registrant notes that a discussion of “Large-Capitalization Securities Risk” is currently included in each Fund’s “Principal Risks of Investing in the Fund” section. In addition, the Registrant has confirmed each Fund’s current exposure to micro-capitalization securities is not material and, therefore, has not added a discussion of micro-capitalization securities risk. The Registrant continues to believe “The Fund’s Principal Investment Strategy” section currently includes disclosure corresponding to the disclosed market capitalization risks (in particular, the disclosure stating that companies included in the Index must have a minimum market capitalization of $100 million with no maximum market capitalization). In addition, the Registrant continues to believe that “Industrial Sector Risk,” “Technology Sector Risk” and “Utility Sector Risk” are appropriate to address the potential risks associated with investments in clean power companies and that no additional disclosure in “The Fund’s Principal Investment Strategy” section is necessary.

5.

Comment: With respect to Response #31 in the Initial Response Letter, with respect to the revised disclosure below, if accurate, please disclose any factors relating to trading costs or fund fees and expenses that may affect the ability of the Fund to achieve a high degree of correlation with its index.

A number of factors may affect a Fund’s ability to achieve a high degree of correlation with its Index, and there can be no guarantee that a Fund will achieve a high degree of correlation. For example, a Fund may not be able to achieve a high degree of correlation with its Index when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow the Index, when a security in the Index becomes temporarily illiquid, unavailable or less liquid, or legal restrictions exist that prohibit the Fund from investing in a security in the Index.

Response: The Registrant notes the disclosure below currently included in the Index Strategy/Index Tracking Risk in both Item 4 and Item 9. The Registrant believes this disclosure is sufficient and does not need to be repeated in the “Additional Strategies Information” section.

While the Adviser seeks to track the performance of the Index (i.e., achieve a high degree of correlation with the Index), the Fund’s return may not match the return of the Index. The Fund incurs a number of operating expenses not applicable to the Index, and incurs costs in buying and selling securities.

6.	Comment: With respect to Response #35 in the Initial Response Letter, please apply the following revised disclosure to all SPDR ETFs with similar Securities Lending disclosure.

Securities Lending Risk. Each Fund may lend portfolio securities with a value of up to 40% of its net assets. For these purposes, net assets shall exclude the value of all assets received as collateral for the loan. Such loans may be terminated at any time~~, and the Fund will receive cash or other obligations as collateral~~. Any such loans must be continuously secured by collateral maintained on a current basis in an amount at least equal to the market value of the securities loaned by a Fund. In a loan transaction, as compensation for lending its securities, a Fund will receive a portion of the dividends or interest accrued on the securities held as collateral or, in the case of cash collateral, a portion of the income from the investment of such cash. In addition, a Fund will receive the amount of all dividends, interest and other distributions on the loaned securities. However, the borrower has the right to vote the loaned securities. A Fund will call loans to vote proxies if a material issue affecting the investment is to be voted upon. Should the borrower of the securities fail financially, a Fund may experience delays in recovering the securities or exercising its rights in the collateral. Loans are made only to borrowers that are deemed by the securities lending agent to be of good financial standing. In a loan transaction, a Fund will also bear the risk of any decline in value of securities acquired with cash collateral. A Fund will attempt to minimize this risk by limiting the investment of cash collateral to high quality instruments of short maturity.

Response: The Registrant will apply the revised disclosure above to all SPDR ETFs.

7.	Comment: Please apply the following comments (Comments #38, 39 and 40 in the Initial Response Letter) to all SPDR ETFs going forward.

Comment 38: Please update disclosure in the SAI responsive to Items 17-20 of Form N-1A to reflect the calendar or fiscal dates specified by the Form N-1A instructions.

Comment 39: If the Funds may write credit default swaps, please confirm supplementally that the Funds will segregate the full notional amount to cover the obligation of the credit default swap. If the Funds may purchase credit default swaps, please confirm supplementally that the Funds will segregate the unpaid premiums plus the amount of any early termination penalties relating to the credit default swap.

Comment 40: Please revise the “Lending Portfolio Securities” discussion as follows:

With respect to loans that are collateralized by cash, the borrower will be entitled to receive a fee based on the amount of cash collateral. A Fund is compensated by the difference between the amount earned on the reinvestment of cash collateral and the fee paid to the borrower. In the case of collateral other than cash, a Fund is compensated by a fee paid by the borrower equal to a percentage of the market value of the loaned securities. Any cash collateral may be reinvested in certain short-term instruments and highly liquid instruments either directly on behalf of the lending Fund or through one or more joint accounts or money market funds, which may include those managed by the Adviser.

Response: The Registrant will apply the disclosure related items in Comments #38 and 40 to all SPDR ETFs. With respect to Comment #39, the Registrant confirms that the SPDR ETFs currently do not intend to write or purchase credit default swaps.

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Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik
cc:	Josh Weinberg, Esq.

W. John McGuire, Esq.